Exhibit 99.1

22 April 2024

Company Announcements Office

ASX Limited

Dear Sir/Madam

Genetic Technologies Limited

Cleansing Notice under section 708A of the Corporations Act 2001 (Cth)

On 19 April 2024 Genetic Technologies Limited ACN 009 212 328 (ASX: GTG; NASDAQ: GENE) (the Company) announced that it had received commitments for an aggregate of US$2 million (before expenses and costs of the issue) via a private placement of 30,000,000 fully paid ordinary shares (Shares) in the Company (represented by 1,000,000 American depositary shares (ADSs) or ADS equivalents in lieu thereof in the nature of pre-funded warrants), of the Company) to various US sophisticated and institutional investors introduced by HCW Wainwright & Co at an issue price of US$2.00 per ADS or the equivalent of A$0.10 per Share (Placement).

The Company gives this cleansing notice (Notice) under section 708A(5)(e) of the Corporations Act 2001 (Cth) (Corporations Act). The Placement Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act.

As at the date of this Notice, the Company has complied with:

●	the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

●	section 674 of the Corporations Act.

As at the date of this Notice, there is no excluded information for the purposes of section 708A(7) and section 708A(8) of the Corporations Act.

Yours faithfully

Kathryn Andrews
CFO and Company Secretary
Genetic Technologies Limited

Genetic Technologies Limited www.genetype.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000